June 16, 2026

VIA EDGAR AND E-MAIL

Alan Campbell

Office of Life Sciences

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	HCW Biologics Inc. Registration Statement on Form S-1; Commission File No. 333-296577

Dear Mr. Campbell:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, HCW Biologics Inc. (the “Company”) hereby requests that the effectiveness of the above referenced Registration Statement on Form S-1 be accelerated by the U.S. Securities and Exchange Commission to 3:00 p.m. Eastern Time on Thursday, June 18, 2026, or as soon thereafter as is practicable.

The Company hereby authorizes James Groth or Jeny Zarmon of Clark Hill PLC to orally modify or withdraw this request for acceleration. Please contact Mr. Groth at (312) 701-6830 or Ms. Zarmon at (609) 785-2918 with any questions you may have concerning this request, and please notify them when this request for acceleration has been granted.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

HCW BIOLOGICS INC.

By:	/s/ Hing Wong
Hing Wong, Founder and CEO

HCW Biologics acceleration request for S-1 June 2026

2929 N Commerce Parkway |Miramar, Florida 33025, USA |Phone 954-842-2024 | Fax 954-842-2037 |